UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 1 TO

REGISTRATION STATEMENT ON FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Dollar General Corporation
(Exact name of registrant as specified in its charter)

Tennessee	61-0502302
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Mission Ridge Goodlettsville, TN	37072
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Series B Junior Participating Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box [ ]

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note.

Dollar General Corporation is filing this Amendment No. 1 to Form 8-A to amend and update certain information in Items 1 and 2 of the Registration Statement on Form 8-A filed by Dollar General with the Securities and Exchange Commission on February 29, 2000, to reflect the adoption of certain amendments to Dollar General’s Rights Agreement, dated as of February 29, 2000, between Dollar General and Registrar and Transfer Company, as Rights Agent. Throughout this document, we will refer to Dollar General Corporation as “we,” “us,” or “Dollar General.”

On August 29, 2006, the Company’s Board of Directors approved certain amendments to the Rights Agreement.  The amendments, which are set forth in a First Amendment to Rights Agreement dated August 30, 2006 between Dollar General and the Rights Agent:

1.

Amend the definition of “Person” in Section 1(l) of the Rights Agreement to refer to the more expansive definition of a “group” that is contained in Rule 13d-5 of the Securities Exchange Act of 1934 (the “Exchange Act”) rather than to the more limited definition contained in Section 14(d)(2) of the Exchange Act that was used in the Rights Agreement. Under Rule 13d-5, a group is determined to exist “[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of securities of an issuer.”

2.

Delete the words “an Exempt Person” in the first parenthetical of the definition of “Acquiring Person” in Section 1(a) of the Rights Agreement, and delete the definition of the term “Exempt Person” in Section 1(j) of the Rights Agreement. Prior to the amendment to the Rights Agreement, acquisitions of Dollar General stock by Cal Turner, Jr., James Stephen Turner, and the Turner Children Trust, as well as each of their Affiliates and Associates (each of “Affiliates” and “Associates” as defined in the Rights Agreement) were excluded from the operation of the Rights Agreement. Because none of the members of the Turner family remain employed by Dollar General or serve on its Board, the Board determined that it is in the best interests of all shareholders as well as Dollar General to remove this exemption.

3.

Delete the summary of rights that was contained in Exhibit B to the Rights Agreement and all related references to that Exhibit B.

Item 1.  Description of Registrant’s Securities to be Registered.

On February 29, 2000, we entered into a Rights Agreement with Registrar and Transfer Company, as Rights Agent. On August 29, 2006, our Board of Directors approved certain amendments to the Rights Agreement.  The amendments are set forth in a First Amendment to Rights Agreement, dated August 30, 2006, between Dollar General and the Rights Agent. The discussion below describes the Rights Agreement, as amended, but the discussion is merely a summary and should be read together with the Rights Agreement and with the First Amendment to Rights Agreement, which are attached to this Amendment No. 1 to Form 8-A as Exhibit 1 and Exhibit 2, respectively.

Issuance of Rights

Under the Rights Agreement, we issued one stock purchase right for each share of our common stock, $0.50 par value per share, outstanding on March 10, 2000. One right automatically attached to each share of our common stock issued from that date until May 8, 2000. On May 8, 2000, we effected a five for four stock split at which time, pursuant to the adjustment provisions contained in the Rights Agreement, each outstanding share of our common stock instead evidenced the right to receive eight-tenths of a right rather than a full right. Eight-tenths of a right automatically attached to each share of our common stock issued after May 8, 2000 and will continue to attach to each share of common stock that we issue until the time, if any, that the rights become exercisable or, if earlier, February 28, 2010. When exercised, each stock purchase right will entitle its holder to purchase from us one one-hundredth of a share (a “unit”) of our Series B Junior Participating Preferred Stock, no par value per share, at an exercise price of $100.00 per unit, subject to adjustment.

Initial Exercise of Rights

The stock purchase rights are evidenced by and trade with shares of our common stock outstanding as of, or issued after, March 10, 2000. The rights will separate from the common stock and become exercisable upon the earlier of the following events, which we call the “distribution date”:

•

The close of business on the tenth day after the public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of at least 15% of our common stock then outstanding (we refer to this person or group as an “Acquiring Person”); or

•

The close of business on the tenth day (or later day as our Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result in a person or group becoming the beneficial owner of at least 15% of our common stock then outstanding.

The stock purchase rights are scheduled to expire at the close of business on February 28, 2010 unless we redeem or exchange the rights earlier as described below.

Evidence of Rights

Until the stock purchase rights become exercisable:

•

They will be evidenced by and transferred with our common stock certificates.

•

Common stock certificates issued after March 10, 2000 will contain a notation  incorporating the Rights Agreement by reference.

•

Any surrender for transfer of certificates for our common stock also will constitute the transfer of the rights associated with the common stock   represented by those certificates.

As soon as practicable after the stock purchase rights become exercisable, we will mail rights certificates to the holders of our common stock who are eligible to receive rights. After that time, only the separate rights certificates will represent the rights.

Exercise After Someone Becomes an Acquiring Person

After public announcement that a person has become an Acquiring Person, each holder of a stock purchase right will be entitled to receive, upon exercise of the rights, the number of shares of common stock (or in certain circumstances, some other consideration determined by our Board) having a value of two times the then current purchase price of the right. However, this will not apply to an Acquiring Person or that person’s associates or affiliates, whose rights will have become null and void.

If any of the following events occur after the date it is publicly announced that a person has become an Acquiring Person, then each holder of a stock purchase right will be entitled to receive upon exercise of the right (even if that holder had previously exercised that holder’s right to acquire our common stock as described immediately above) common stock of the company acquiring us having a value equal to two times the then current purchase price of the right:

•

We effect a share exchange with, or merge into, any other person, and we are not the continuing or surviving corporation; or

•

Any person effects a share exchange with us, or merges with us and we are the continuing or surviving corporation, but in connection with the transaction all or part of the shares of our common stock are changed into or exchanged for securities of any other person or cash or any other property; or

•

We sell or transfer 50% or more of our assets or earning power.

Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

Exchange

At any time after a person becomes an Acquiring Person, we may exchange all or part of the outstanding and exercisable stock purchase rights for shares of our common stock at an exchange ratio specified in the Rights Agreement. We generally may not make an exchange after any person becomes the beneficial owner of 50% or more of our common stock.

Adjustment

The purchase price and the number of units or shares of common stock or other securities issuable upon exercise of the stock purchase rights is subject to adjustment from time to time to prevent certain types of dilution. With certain exceptions, we are not required to adjust the purchase price of the stock purchase rights until cumulative adjustments amount to at least 1% of the purchase price. We are not obligated to issue fractional units or shares of common stock. If we decide not to issue fractional units or shares of common stock, we will make an adjustment in cash based on the fair market value of a unit or share on the last trading date prior to the date of exercise.

Redemption

We may redeem the stock purchase rights in whole, but not in part, at a price of $0.001 per right (payable in cash or common stock).  However, we may only redeem the rights until the close of business on the tenth day after the public announcement that someone has become an Acquiring Person or, if earlier, February 28, 2010. Once redeemed, the rights will terminate immediately and the holders will be entitled to receive solely the redemption price.

Amendment of Rights Agreement

We may amend the Rights Agreement without the approval of our common stock holders until the distribution date. After the distribution date and without the approval of the rights holders, we will only be able to amend the Rights Agreement in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of the rights holders, excluding the interests of an Acquiring Person or that person’s associates or affiliates. We may only lengthen the time period governing redemption of the rights if the rights are presently redeemable.

Other

Until a stock purchase right is exercised, the holder will have no rights as a Dollar General shareholder solely as a result of the rights.  This means, for example, that until it is  exercised, a right will not entitle its holder to vote or receive dividends like one of our shareholders. The distribution of the rights will not be taxable to shareholders or to us. However, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of Series B Junior Participating Preferred Stock, shares of common stock, other consideration or for common stock of an acquiring company.

As of August 30, 2006, 311,959,058 shares of our common stock were issued and outstanding. A total of 5,000,000 shares of Series B Junior Participating Preferred Stock have been reserved for issuance upon exercise of the stock purchase rights, subject to adjustment.

The units of Series B Junior Participating Preferred Stock that may be acquired upon exercise of the stock purchase rights will be nonredeemable and subordinate to any other shares of preferred stock that we may issue. Each unit of Series B Junior Participating Preferred Stock will be entitled to receive, when, as and if declared, dividends at the same rate as dividends are paid with respect to our common stock.  In the event of liquidation, the holder of a unit of Series B Junior Participating Preferred Stock will be entitled to share in any assets remaining ratably with the holders of our common stock.  Each unit of Series B Junior Participating Preferred Stock will have one vote, voting together with our common stock.

In the event of any merger, share exchange or other transaction in which shares of our common stock are exchanged, each unit of Series B Junior Participating Preferred Stock will be entitled to receive the per share amount paid in respect of each share of common stock.  The rights of holders of the Series B Junior Participating Preferred Stock to dividends, liquidation  and voting, and in the event of mergers and share exchanges, are protected by customary anti-dilution provisions.

Because of the nature of the Series B Junior Participating Preferred Stock’s dividend, liquidation and voting rights, the economic value of one unit of Series B Junior Participating Preferred Stock that may be acquired upon the exercise of each stock purchase right should approximate the economic value of one share of  common stock.

The stock purchase rights may have certain anti-takeover effects.  The rights will cause  substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our Board of Directors unless the offer is conditioned on a substantial number of rights being acquired.  However, the rights should not interfere with any merger or other business combination approved by our Board since the rights may be redeemed by us at $0.001 per  right  at any  time before the close of business on the tenth day following the announcement that someone has become an Acquiring Person or, if earlier, February 28, 2010.  Thus, the rights are intended to encourage  persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our Board. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, us.  To the extent any potential acquirers are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

The description of the stock purchase rights set forth above is a summary only.  For a complete description of the rights, please read the Rights Agreement and the First Amendment to Rights Amendment attached as Exhibit 1 and Exhibit 2, respectively, and incorporated by reference as if fully set forth herein.

Item 2.  Exhibits.

The following exhibits are filed as part of this Amendment No. 1 to Form 8-A:

1.

Rights Agreement, dated February 29, 2000, between Dollar General Corporation and the Rights Agent, including the Form of Rights Certificate attached as Exhibit A to the Rights Agreement (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed with the SEC on February 29, 2000).

2.

First Amendment to Rights Agreement, dated August 30, 2006, between Dollar General Corporation and the Rights Agent.

3.

Sections 7, 8, 9, 10 and 12 of the Dollar General Corporation Amended and Restated Charter (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended January 30, 2004, filed with the SEC on March 16, 2004).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

DOLLAR GENERAL CORPORATION

Date: August 31, 2006	By:	/s/ Susan S. Lanigan
Susan S. Lanigan Executive Vice President and General Counsel

EXHIBIT INDEX

1.

Rights Agreement, dated February 29, 2000, between Dollar General Corporation and the Rights Agent, including the Form of Rights Certificate attached as Exhibit A to the Rights Agreement (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed with the SEC on February 29, 2000).

2.

First Amendment to Rights Agreement, dated August 30, 2006, between Dollar General Corporation and the Rights Agent.

3.

Sections 7, 8, 9, 10 and 12 of the Dollar General Corporation Amended and Restated Charter (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended January 30, 2004, filed with the SEC on March 16, 2004).